Regulus Therapeutics Inc.

10628 Science Center Drive, Suite 225

San Diego, CA 92121

(858) 202-6300

January 27, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Tim Buchmiller

Re:    Regulus Therapeutics Inc.

Registration Statement on Form S-3

File No. 333-236026

Acceleration Request

Requested Date:    Wednesday, January 29, 2020

Requested Time:    4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Regulus Therapeutics Inc. hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:00 p.m. Eastern Time on Wednesday, January 29, 2020, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Kenneth J. Rollins of Cooley LLP at (858) 550-6136 or Asa M. Henin of Cooley LLP at (858) 550-6104.

Sincerely,

REGULUS THERAPEUTICS INC.

By:	/s/ Christopher Aker
Christopher Aker
SVP & General Counsel